# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DYNARESOURCE, INC., CIK 0001111741
CUSIP: 268073103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 222 W. LAS COLINAS BLVD, SUITE 1910 NORTH TOWER, IRVING, Texas (TX), 75039
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001667071
Persons authorized to receive notices and communications: Gareth Nichol, 5 Greenridge Road, Greenwood Village, Colorado (CO), 80111, (303) 246-2544

## Reporting persons
- NICHOL GARETH (CIK 0001667071): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,425,768; shared voting power 0; sole dispositive power 7,425,768; shared dispositive power 0; aggregate amount beneficially owned 7,425,768 (20.17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DYNARESOURCE, INC.
Address of issuer's principal executive offices: 222 W. LAS COLINAS BLVD, SUITE 1910 NORTH TOWER, IRVING, Texas (TX), 75039

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Gareth Nichol (the "Reporting Person").
Residence or business address: The residential address for the Reporting Person is 5 Greenridge Road, Greenwood Village, CO 80111.
Present principal occupation or employment: The Reporting Person is retired.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America and Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 1, 2026, the Reporting Person purchased 2,000,000 units of securities of the Issuer (each, a "Unit" and collectively, the "Units") at a purchase price of $0.45 per Unit (for an aggregate purchase price of $900,000.00), pursuant to the terms of a Securities Purchase Agreement dated September 1, 2026 (the "Securities Purchase Agreement"). The Units are comprised of 2,000,000 shares of Common Stock and a warrant to purchase 2,000,000 shares of Common Stock (the "Warrant") at an exercise price of $0.51 per share. The source of the purchase price was personal funds of the Reporting Person. The exercise of the Warrant is conditioned upon the Issuer obtaining stockholder approval and filing with the Delaware Secretary of State of an amendment to its Amended and Restated Certificate of Incorporation (the "Amendment") to either (i) increase the Issuer's authorized shares of Common Stock or (ii) effect a reverse stock split of the Common Stock such that the Issuer has sufficient authorized shares of Common Stock to accommodate the exercise of the Warrant and satisfy its existing share reserve requirements under the Issuer's outstanding derivative securities, equity awards, and equity incentive plans (the "Authorized Shares Condition"). Consistent with the foregoing, the Warrant is exercisable commencing on the date of satisfaction of the Authorized Shares Condition and continuing until the later of 180 days from the issuance date and 30 days after the date the Authorized Shares Condition is satisfied. In connection the Reporting Person's purchase of the Units, the Reporting Person entered into a voting agreement with the Issuer pursuant to which the Reporting Person agreed to vote any and all shares entitled to vote on the Amendment in favor of the Amendment (the "Voting Agreement").

The foregoing summary is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, Warrant, and Voting Agreement, respectively, copies of which are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and incorporated herein in their entirety by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Units for investment purposes. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to retain the normal flexibility of a significant stockholder to communicate with management and Issuer's Board of Directors regarding the Issuer and the Reporting Person's investment in the Issuer, acquire additional securities of the Issuer, exercise and/or convert securities held by the Reporting Person, vote his securities in the Issuer, and/or dispose of his securities in the Issuer, on such terms and at such times as the Reporting Person may deem advisable and to the extent permitted under applicable law the documents governing such securities. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 7,425,768 shares of Common Stock (the "Shares"), representing approximately 20.17% of the outstanding Common Stock.

This percentage is based upon 36,815,725 outstanding shares of Common Stock as of the date of this filing. Pursuant to Rule 13d-3 promulgated by the Commission, the Reporting Person's beneficial ownership of shares of the Issuer's Common Stock does not include any shares of Common Stock underlying (i) the 500,000 shares of Series D Convertible Preferred Stock held by the Reporting Person, which are subject to beneficial ownership limitations that preclude their conversion within the next 60 days, and (ii) the Warrant, which is not exercisable until the Authorized Shares Condition has been satisfied.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to the Shares.
Transactions in the class effected during the past sixty days: Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Item 3 above and that certain Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series D Senior Convertible Preferred Stock which governs the Series D Convertible Preferred Stock held by the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated as of September 1, 2026, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2026).

99.2 Warrant, dated as of September 1, 2026, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.10 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2026).

99.3 Voting Agreement, dated as of September 1, 2026, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.17 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2026).

99.4 Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020 (incorporated by reference to Exhibit 3.2 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2020).

## Signatures
- NICHOL GARETH: /s/ Gareth Nichol, Gareth Nichol (09/03/2026)